Diebold, Incorporated 5995 Mayfair Road P. O. Box 3077 North Canton, OH 44720-8077 Tel.: 330 490-4000 Fax: 330 490-4450
November 4, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Barbara C. Jacobs, Division of Corporation Finance Evan S. Jacobson, Division of Corporation Finance

Re:	Diebold, Incorporated Annual Report on Form 10-K for the fiscal year ended December 31, 2007 Filed September 30, 2008 File No. 001-04879
Ladies and Gentlemen:
     Diebold, Incorporated, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated October 30, 2008 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
     The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond within 20 business days, or on or before November 28, 2008. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.
     If you have any questions regarding the foregoing, please contact the undersigned at (330) 490-5228.

Sincerely, DIEBOLD, INCORPORATED
/s/Kevin J. Krakora
Kevin J. Krakora Executive Vice President and Chief Financial Officer